                                               FILED PURSUANT TO RULE 424 (B)(5)
                                                     REGISTRATION NOS. 333-74460
                                                                   AND 333-89880

            Prospectus Supplement to Prospectus dated June 4, 2002.

                                7,500,000 Shares

                                ACTIVISION, INC.

                                  Common Stock

                               ------------------

    The common stock is traded on the Nasdaq National Market under the symbol "ATVI". The last reported sale price of the common stock on June 4, 2002 was $34.61 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              Per Share        Total
                                                              ----------   -------------
Initial price to public.....................................  $33.40       $250,500,000
Underwriting discount (1)...................................  $ 0.29       $  2,175,000
Proceeds, before expenses, to Activision....................  $33.11       $248,325,000

(1) In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed upon with such purchasers.

    To the extent Goldman, Sachs & Co. sells more than 7,500,000 shares of common stock, Goldman, Sachs & Co. has the option to purchase up to an additional 750,000 shares from Activision at the initial price to public less the underwriting discount.

                            ------------------------

    Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on June 7, 2002.

                              GOLDMAN, SACHS & CO.

                                ---------------

                   Prospectus Supplement dated June 4, 2002.

                               TABLE OF CONTENTS

                                                                PAGE
PROSPECTUS SUPPLEMENT                                         --------
ABOUT THIS PROSPECTUS SUPPLEMENT............................    S-2
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........    S-2
RECENT DEVELOPMENTS.........................................    S-3
USE OF PROCEEDS.............................................    S-6
UNDERWRITING................................................    S-7
LEGAL MATTERS...............................................    S-8

                                                                PAGE
PROSPECTUS                                                    --------
ABOUT THIS PROSPECTUS.......................................      2
ABOUT ACTIVISION, INC.......................................      3
RISK FACTORS................................................      5
EARNINGS PER SHARE GIVING EFFECT TO NOVEMBER 2001 STOCK
  SPLIT.....................................................     13
USE OF PROCEEDS.............................................     13
DESCRIPTION OF CAPITAL STOCK................................     13
BUSINESS....................................................     14
PLAN OF DISTRIBUTION........................................     23
LEGAL MATTERS...............................................     24
EXPERTS.....................................................     25
WHERE YOU CAN FIND MORE INFORMATION.........................     25
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     25

                        ABOUT THIS PROSPECTUS SUPPLEMENT

    We provide information to you about this offering of shares of our common stock in two separate documents: (a) the accompanying prospectus, which provides general information, some of which may not apply to this offering; and (b) this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined. This prospectus supplement may add, update or change information in the accompanying prospectus. You should rely only on the information provided in this prospectus supplement, contained in the accompanying prospectus or incorporated by reference in the accompanying prospectus. We have not authorized anyone to provide you with different information.

    We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of the prospectus supplement or the sale of any common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus include or incorporate by reference forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future product development or financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

    These statements reflect only management's current expectations. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus supplement and the accompanying prospectus are set forth under the heading "Risk Factors" in the accompanying prospectus and the risks described in the documents incorporated by reference in the accompanying prospectus. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

                              RECENT DEVELOPMENTS

    On May 7, 2002, we reported our financial results for the fourth quarter and fiscal year ended March 31, 2002. Net revenues for our fiscal year ended
March 31, 2002 were $786.4 million or 27% higher as compared to $620.2 million for our fiscal year ended March 31, 2001. Net income for our fiscal year ended March 31, 2002 was $52.2 million or $0.88 per diluted share as compared with net income of $20.5 million or $0.50 per diluted share reported for our 2001 fiscal year. All of fiscal 2001 share and per share amounts have been restated to reflect our three-for-two stock split effected in the form of a 50% stock dividend for stockholders of record as of November 6, 2001, paid November 20, 2001.

    Net revenues for our fourth quarter ended March 31, 2002 were $164.9 million, 30% greater than net revenues of $126.8 million that we reported for the fourth quarter ended March 31, 2001. For our fourth quarter ended
March 31, 2002, we reported net income of $10.9 million or $0.17 per diluted share an increase of $10.0 million compared to net income of $875,000 or $0.02 per diluted share for the fourth quarter ended March 31, 2001. Our fourth quarter 2002 per diluted share results were $0.06 ahead of the consensus of analyst expectations as reported by First Call.

    Set forth as follows is our condensed consolidated statements of operations for the fourth quarters and fiscal years ended March 31, 2002 and 2001 and condensed consolidated balance sheets for the fiscal years ended March 31, 2002 and 2001.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)

                                                       QUARTER ENDED            YEAR ENDED
                                                         MARCH 31,               MARCH 31,
                                                   ---------------------   ---------------------
                                                     2002        2001        2002        2001
                                                   ---------   ---------   ---------   ---------
                                                               RESTATED                RESTATED
Net revenues.....................................  $164,912    $126,789    $786,434    $620,183
Costs and expenses:
  Cost of sales..................................   105,647      89,367     534,731     414,609
  Product development............................    11,900      11,086      40,960      41,396
  Sales and marketing............................    19,096      16,872      86,161      85,378
  General and administrative.....................    11,407       7,449      44,008      38,993
                                                   --------    --------    --------    --------
    Total operating expenses.....................   148,050     124,774     705,860     580,376
                                                   --------    --------    --------    --------
Operating income.................................    16,862       2,015      80,574      39,807
Interest income (expense), net...................       622        (632)      2,546      (7,263)
                                                   --------    --------    --------    --------
Income before provision for income taxes.........    17,484       1,383      83,120      32,544
Provision for income taxes.......................     6,600         508      30,882      12,037
                                                   --------    --------    --------    --------
  Net income.....................................  $ 10,884    $    875    $ 52,238    $ 20,507
                                                   ========    ========    ========    ========
Basic earnings per share.........................  $   0.20    $   0.02    $   1.03    $   0.55
Weighted average common shares outstanding.......    54,921      38,988      50,651      37,298
                                                   ========    ========    ========    ========
Diluted earnings per share.......................  $   0.17    $   0.02    $   0.88    $   0.50
Weighted average common shares outstanding
  assuming dilution..............................    62,599      46,379      59,455      41,100
                                                   ========    ========    ========    ========

    Share data and earnings per share data for the quarter ended March 31, 2001 and the year ended March 31, 2001 have been restated to reflect our three-for-two stock split effected in the form of a 50% stock dividend for stockholders of record as of November 6, 2001, paid November 20, 2001.

CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

                                                              MARCH 31,    MARCH 31,
                                                                 2002         2001
                                                              ----------   ----------
ASSETS
  Current assets:
    Cash and cash equivalents...............................   $279,007     $125,550
    Accounts receivable, net................................     76,733       73,802
    Inventories.............................................     20,736       43,888
    Software development....................................     36,263       21,265
    Intellectual property licenses..........................      6,326        6,237
    Deferred income taxes...................................     22,608       14,292
    Other current assets....................................     15,200       13,196
                                                               --------     --------
      Total current assets..................................    456,873      298,230
                                                               --------     --------
    Software development....................................      3,254        2,154
    Intellectual property licenses..........................     10,899       12,549
    Property and equipment, net.............................     17,832       15,240
    Deferred income taxes...................................     28,795       13,759
    Other assets............................................      3,242        7,709
    Goodwill................................................     35,992       10,316
                                                               --------     --------
      Total assets..........................................   $556,887     $359,957
                                                               ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Current portion of long-term debt.......................   $    168     $ 10,231
    Accounts payable........................................     64,410       60,980
    Accrued expenses........................................     59,096       44,039
                                                               --------     --------
      Total current liabilities.............................    123,674      115,250
                                                               --------     --------
  Long-term debt, less current portion......................      3,122        3,401
  Convertible subordinated notes............................         --       60,000
                                                               --------     --------
      Total liabilities.....................................    126,796      178,651
                                                               --------     --------
  Stockholders' equity:
    Preferred stock.........................................         --           --
    Common stock............................................         --           --
    Additional paid-in capital..............................    397,528      200,786
    Retained earnings.......................................     64,384       12,146
    Accumulated other comprehensive loss....................    (11,498)     (11,377)
    Treasury stock..........................................    (20,323)     (20,249)
                                                               --------     --------
      Total stockholders' equity............................    430,091      181,306
                                                               --------     --------
Total liabilities and stockholders' equity..................   $556,887     $359,957
                                                               ========     ========

    Consistent with our acquisition strategy, we acquired a privately owned software developer in March 2002 and another privately owned software developer in May 2002 for a combined purchase price of approximately $28 million with consideration in the form of common stock and a combination of common stock and cash, respectively. Additional shares of our common stock may also be issued to these developers in future periods, depending upon the satisfaction of performance requirements relating to certain product titles produced by the developers.

GOODWILL AND OTHER INTANGIBLE ASSETS--ADOPTION OF SFAS NO. 142

We adopted SFAS No. 142 effective April 1, 2001. The following table reconciles net income (loss) and earnings per share as reported for the years ended
March 31, 2001, 2000 and 1999 to net income (loss) and earnings per share as adjusted to exclude goodwill amortization (amounts in thousands, except per share data).

                                                     YEAR ENDED MARCH 31,
                                                ------------------------------
                                                  2001       2000       1999
                                                --------   --------   --------
Reported net income (loss)....................  $20,507    $(34,088)  $14,891
Add back: Goodwill amortization...............    1,502       4,465     1,585
                                                -------    --------   -------
Adjusted net income (loss)....................  $22,009    $(29,623)  $16,476
                                                =======    ========   =======

BASIC EARNINGS PER SHARE:
    Reported net income (loss)................  $  0.55    $  (0.92)  $  0.43
    Goodwill amortization.....................     0.04        0.12      0.05
                                                -------    --------   -------
    Adjusted net income (loss)................  $  0.59    $  (0.80)  $  0.48
                                                =======    ========   =======

DILUTED EARNINGS PER SHARE:
    Reported net income (loss)................  $  0.50    $  (0.92)  $  0.41
    Goodwill amortization.....................     0.04        0.12      0.05
                                                -------    --------   -------
    Adjusted net income (loss)................  $  0.54    $  (0.80)  $  0.46
                                                =======    ========   =======

In the year ended March 31, 2000, we additionally recorded a charge relating to the impairment of goodwill of $37,153.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $247.8 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Assuming the underwriter's over-allotment option is exercised in full, we estimate that our net proceeds from the sale of the over-allotment shares will be approximately $24.8 million, which will increase our net proceeds from this offering to approximately $272.6 million.

    The net proceeds from the sale of our common stock being offered hereby will be used for general corporate purposes, including, among other things, additions to working capital and financing of capital expenditures, joint ventures and/or strategic acquisitions. From time to time, we engage in preliminary discussions and negotiations with various businesses in order to explore the possibility of an acquisition or investment. As of the date of this prospectus supplement, we have not entered into any definitive agreements or arrangements which would make an acquisition or investment probable. Pending the uses described above, we expect to invest the net proceeds in interest bearing securities.

                                  UNDERWRITING

    Activision and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 7,500,000 shares offered hereby.

    Shares sold by Goldman, Sachs & Co. to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commission in amounts agreed with such purchasers. If all the shares are not sold at the initial price to public, Goldman, Sachs & Co. may change the offering price and the other selling terms.

    If Goldman, Sachs & Co. sells more than 7,500,000 shares, Goldman, Sachs & Co. has an option to buy up to an additional 750,000 shares from Activision to cover such sales. Goldman, Sachs & Co. may exercise this option for up to 30 days from the date of this prospectus supplement.

    The following table shows the per share and total underwriting discounts and commissions to be paid to Goldman, Sachs & Co. by Activision. Such amounts are shown assuming both no exercise and full exercise by Goldman, Sachs & Co. of its option to purchase 750,000 additional shares.

                     Paid by Activision                       No Exercise    Full Exercise
                     ------------------                       ------------   -------------
Per Share...................................................  $0.29          $0.29
Total.......................................................  $2,175,000     $2,392,500

    Activision has agreed with Goldman, Sachs & Co. that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares of common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Goldman, Sachs & Co. for a period of 60 days after the date of the underwriting agreement, except for issuances pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus supplement and grants of employee stock options or other awards pursuant to employee benefit plans in effect on the date of this prospectus supplement, or issuances of securities pursuant to the exercise of such options or other awards, or issuances described in or contemplated by our public filings made in accordance with the Securities Exchange Act of 1934.

    This lock-up provision does not limit Activision's ability to issue shares or securities convertible into or exchangeable for common stock in connection with acquisitions by Activision or its subsidiaries if the recipients of such securities each execute a lock-up agreement with Goldman, Sachs & Co. for the remainder of such 60-day period. In addition, Activision may, in connection with acquisitions, issue up to 775,000 shares of common stock in the aggregate not subject to the foregoing lock-up provisions and may file a registration statement under the Securities Act of 1933 with respect to all such 775,000 shares.

    Activision's executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, whether any of these transactions are to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman, Sachs & Co. for a period of 60 days after the date of the underwriting agreement, except that the foregoing prohibition shall not apply to sales of common stock by employees of Activision pursuant to Rule 10b5-1 sales plans in effect on the date of the lock-up letter.

    In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than Goldman, Sachs & Co.'s option to purchase additional shares from Activision in the offering. Goldman, Sachs & Co. may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, Goldman, Sachs & Co. will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. Goldman, Sachs & Co. must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Goldman, Sachs & Co. is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market System, in the over-the-counter market or otherwise.

    Activision estimates that its share of the total expenses of the offering, not including underwriting discounts and commissions, will be approximately $500,000.

    Activision has agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Robinson Silverman Pearce
Aronsohn & Berman LLP, New York, New York. Kenneth L. Henderson, one of our directors, is a managing partner of Robinson Silverman. In addition, Robinson Silverman owns approximately 14,250 shares of our common stock. Certain legal maters in connection with this offering will be passed upon for the underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

PROSPECTUS

                                7,500,000 SHARES

                                ACTIVISION, INC.

                                  COMMON STOCK

    This prospectus relates to our offer and sale from time to time of 7,500,000 shares of our common stock. We will provide specific terms for the sale of the shares of common stock in supplements to this prospectus. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement. You should read this prospectus and any supplement carefully before you invest.

    Our common stock is traded on the Nasdaq National Market under the symbol ATVI. On June 4, 2002 the closing sale price of our common stock as reported by Nasdaq was $34.61.

    Our principal executive offices are located at 3100 Ocean Park Boulevard, Santa Monica, California 90405, and our telephone number is (310) 255-2000.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  The date of this prospectus is June 4, 2002.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
ABOUT THIS PROSPECTUS.......................................      2
ABOUT ACTIVISION, INC.......................................      3
RISK FACTORS................................................      5
EARNINGS PER SHARE GIVING EFFECT TO NOVEMBER 2001 STOCK
  SPLIT.....................................................     13
USE OF PROCEEDS.............................................     13
DESCRIPTION OF CAPITAL STOCK................................     13
BUSINESS....................................................     14
PLAN OF DISTRIBUTION........................................     23
LEGAL MATTERS...............................................     24
EXPERTS.....................................................     25
WHERE YOU CAN FIND MORE INFORMATION.........................     25
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     25

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under the shelf process, we may, from time to time, sell up to 7,500,000 shares of our common stock in one or more offerings. This prospectus provides you with a general description of the securities that we may offer. Each time that we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information." We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted.

    The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC's web site or at the SEC's offices referenced under the heading "Where You Can Find More Information."

                             ABOUT ACTIVISION, INC.

    We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed and acquired a group of highly recognizable brands which we market to a growing variety of consumer demographics.

    Our products cover the action, adventure, extreme sports, racing, role playing, simulation and strategy game categories. We offer our products in versions which operate on the Sony PlayStation, Sony PlayStation 2, Nintendo 64, Nintendo GameCube and Microsoft Xbox console systems, the Nintendo Game Boy Advance hand held device, as well as on personal computers. Over the next few years, we plan to produce many titles for the recently released Sony PlayStation 2, Microsoft Xbox and Nintendo GameCube console systems and Game Boy Advance hand held device. Driven partly by the enhanced capabilities of the next generation of platforms, we believe that in the next few years there will be significant growth in the market for interactive entertainment software and we plan to leverage our skills and resources to extend our leading position in the industry.

    Our publishing business involves the development, marketing and sale of products, either directly, by license or through our affiliate label program with third party publishers. In addition to publishing, we maintain distribution operations in Europe that provide logistical and sales services to third party publishers of interactive entertainment software, our own publishing operations and manufacturers of interactive entertainment hardware.

    Our objective is to be a worldwide leader in the development, publishing and distribution of quality interactive entertainment software products that deliver a highly satisfying consumer entertainment experience. Our strategy includes the following elements:

    CREATE AND MAINTAIN DIVERSITY IN PRODUCT MIX, PLATFORMS AND MARKETS. We believe that maintaining a diversified mix of products can reduce our operating risks and enhance profitability. Therefore, we develop and publish products spanning a wide range of product categories, including action, adventure, extreme sports, racing, role playing, simulation and strategy, and products designed for target audiences ranging from game enthusiasts and children to mass market consumers and "value priced" buyers. We develop, publish and distribute products that operate on Sony PlayStation and PlayStation 2, Nintendo 64, Nintendo GameCube and Microsoft Xbox console systems, Nintendo Game Boy Advance hand held device and the personal computer. We typically release our console products for use on multiple platforms in order to reduce the risks associated with any single platform, leverage our costs over a larger installed base and increase unit sales.

    CREATE, ACQUIRE AND MAINTAIN STRONG BRANDS. We focus development and publishing activities principally on products that are, or have the potential to become, franchise properties with sustainable consumer appeal and brand recognition. These products can thereby serve as the basis for sequels, prequels and related new products that can be released over an extended period of time. We believe that the publishing and distribution of products based in large part on franchise properties enhances predictability of revenues and the probability of high unit volume sales and operating profits. We have entered into a series of strategic relationships with the owners of intellectual property pursuant to which we have acquired the rights to publish products based on franchises such as Star Trek, various Disney films such as Toy Story 2 and Marvel Comics' properties such as Spider-Man, X-Men, Blade, Iron Man and Fantastic Four. We have also capitalized on the success of our Tony Hawk's Pro Skater products to sign long-term agreements, many of which are exclusive, with numerous other extreme sports athletes including superstars Mat Hoffman in BMX pro biking, Kelly Slater in pro surfing, Shaun Palmer in snowboarding, Shaun Murray in wakeboarding and Travis Pastrana in pro motorcross biking.

    ENFORCE DISCIPLINED PRODUCT SELECTION AND DEVELOPMENT PROCESSES. The success of our publishing business depends, in significant part, on our ability to develop games that will generate high unit volume sales and that can be completed up to our high quality standards. Our publishing units have implemented a formal control process for the selection, development, production and quality assurance of our products. We apply this process, which we refer to as the "Greenlight Process," to products under development with external, as well as internal resources. The Greenlight Process includes in-depth reviews of each project at five intervals during the development process by a team that includes several of our highest ranking operating managers and coordination between our sales and marketing personnel and development staff at each step in the process.

    We develop our products using a strategic combination of our internal development resources and external development resources acting under contract with us, some of whom are independent and some of whom we have a capital investment. We typically select our external developers based on their track record and expertise in producing products in the same category. One developer will often produce the same game for multiple platforms and will produce sequels to the original game. We believe that this selection process allows us to strengthen and leverage the particular expertise of our internal and external development resources.

    CONTINUE TO IMPROVE PROFITABILITY. We are continually striving to reduce our risk and increase our operating leverage and efficiency with the goal of increased profitability. We believe the key factor affecting our profitability will be the success rate of our product releases. Therefore, our product selection and development process includes, as a significant component, periodic evaluations of the expected commercial success of products under development. Through this process, titles that we determine to be less promising are either discontinued before we incur additional development costs, or if necessary, corrections can be made in the development process. In addition, our focus on cross platform releases and branded products will, we believe, contribute to this strategic goal.

    In order to further our emphasis on improved profitability, we have implemented a number of operational initiatives. We have significantly increased our product development capabilities by allocating a portion of our product development investments to experienced independent development companies working under contract with us, thereby taking advantage of specialized third party developers without incurring the fixed overhead obligations associated with increased internally employed staff. Our sales and marketing operations work with our studio resources to increase the visibility of new product launches and to coordinate timing and promotion of product releases. Our finance and administration and sales and marketing personnel work together to improve inventory management and receivables collections. We have broadly instituted objective-based reward programs that provide incentives to management and staff throughout the organization to produce results that meet our financial objectives.

    GROW THROUGH CONTINUED STRATEGIC ACQUISITIONS AND ALLIANCES. The interactive entertainment industry is consolidating, and we believe that success in this industry will be driven in part by the ability to take advantage of scale. Specifically, smaller companies are more capital constrained, enjoy less predictability of revenues and cash flow, lack product diversity and must spread fixed costs over a smaller revenue base. Several industry leaders are emerging that combine the entrepreneurial and creative spirit of the industry with professional management, the ability to access the capital markets and the ability to maintain favorable relationships with strategic developers, property owners and retailers. Through thirteen completed acquisitions since 1997, we believe that we have successfully diversified our operations, our channels of distribution, our development talent pool and our library of titles, and have emerged as one of the industry's leaders. We intend to continue to expand our resources through acquisitions, strategic relationships and key license transactions. We expect to focus our acquisition strategy on increasing our development capacity through the acquisition of or investment in selected experienced development firms, and expanding our intellectual property library through licenses and strategic relationships with intellectual property owners.

                                  RISK FACTORS

    You should carefully consider the risks described below before investing in our common stock. The occurrence of any of the following risks could harm our business and our prospects. In that event, our business may be negatively affected, the price of our stock may decline and you may lose part or all of your investment.

WE DEPEND ON A RELATIVELY SMALL NUMBER OF BRANDS FOR A SIGNIFICANT PORTION OF OUR REVENUES AND PROFITS.

    A significant portion of our revenues are derived from products based on a relatively small number of popular brands each year. In addition, many of these products have substantial production or acquisition costs and marketing budgets. In fiscal 2001, 49% of our worldwide net publishing revenues (37% of consolidated net revenues) was derived from two brands, one of which accounted for 39% and the other of which accounted for 10% of worldwide net publishing revenues (29% and 8%, respectively, of consolidated net revenues). In fiscal 2000, two brands accounted for 34% of our worldwide net publishing revenues (24% of consolidated net revenues), one of which accounted for 19%, and the other of which accounted for 15% of worldwide net publishing revenues (13% and 11%, respectively, of consolidated net revenues). We expect that a limited number of popular brands will continue to produce a disproportionately large amount of our revenues. Due to this dependence on a limited number of brands, the failure of one or more products based on these brands to achieve anticipated results may significantly harm our business and financial results.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO RELEASE POPULAR PRODUCTS.

    The life of any one game product is relatively short, in many cases less than one year. It is therefore important for us to be able to continue to develop many high quality new products that are popularly received. If we are unable to do this, our business and financial results may be significantly harmed.

    We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of these products are based on intellectual property and other character or story rights acquired or licensed from third parties. The license and distribution agreements are limited in scope and time, and we may not be able to renew key licenses when they expire or to include new products in existing licenses. The loss of a significant number of our intellectual property licenses or of our relationships with licensors could have a material adverse effect on our ability to develop new products and therefore on our business and financial results.

THE CURRENT TRANSITION IN CONSOLE PLATFORMS HAS A MATERIAL IMPACT ON THE MARKET FOR INTERACTIVE ENTERTAINMENT SOFTWARE.

    When new console platforms are announced or introduced into the market, consumers typically reduce their purchases of game console entertainment software products for current console platforms in anticipation of new platforms becoming available. During these periods, sales of our game console entertainment software products can be expected to slow down or even decline until new platforms have been introduced and have achieved wide consumer acceptance. We are currently experiencing such a transition period. Each of the three current principal hardware producers recently launched a new platform. Sony made the first shipments of its PlayStation 2 console system in North America and Europe in the fourth quarter of calendar year 2000. During that quarter, Sony's manufacturing shortages resulted in significant shipment delays of PlayStation 2 units in North America and Europe. Microsoft made the first shipments of its Xbox console system in North America in November 2001 and in Europe and Japan in the first quarter of calendar year 2002. Nintendo made the first shipments of its Nintendo GameCube console system in North America in November 2001 and in Europe in

May 2002. Additionally, in June 2001, Nintendo launched its Game Boy Advance hand held device. Shortages of these platforms or lack of consumer acceptance could adversely affect our sales of products for these platforms. Current sales of some of our products for the existing PlayStation and Nintendo 64 platforms have been negatively affected by the new platform transition.

WE MUST MAKE SIGNIFICANT EXPENDITURES TO DEVELOP PRODUCTS FOR NEW PLATFORMS WHICH MAY NOT BE SUCCESSFUL OR RELEASED WHEN ANTICIPATED.

    The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. We must continually anticipate and assess the emergence and market acceptance of new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. New platforms have historically required the development of new software and also have the effect of undermining demand for products based on older technologies. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, we may not be able to recover in revenues our development costs which could be significant and our business and financial results could be significantly harmed. An announcement by Sega Corporation that it has discontinued its Dreamcast platform shows that even experienced hardware manufacturers are not immune to failure.

WE ARE EXPOSED TO SEASONALITY IN THE PURCHASES OF OUR PRODUCTS.

    The interactive entertainment software industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the year. Additionally, in a platform transition period such as the one taking place now, sales of game console software products can be significantly affected by the timeliness of introduction of game console platforms by the manufacturers of those platforms, such as Sony, Microsoft and Nintendo. The timing of hardware platform introduction is also often tied to holidays and is not within our control. Further, delays in development, licensor approvals or manufacturing can also affect the timing of the release of our products, causing us to miss key selling periods such as the year-end holiday buying season.

WE DEPEND ON SKILLED PERSONNEL.

    Our success depends to a significant extent on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. If we are unable to attract additional qualified employees or retain the services of key personnel, our business and financial results could be negatively impacted.

WE DEPEND ON SONY AND NINTENDO FOR THE MANUFACTURE OF PRODUCTS THAT WE DEVELOP FOR THEIR HARDWARE PLATFORMS.

    Generally, when we develop interactive entertainment software products for hardware platforms offered by Sony or Nintendo, the products are manufactured exclusively by that hardware manufacturer. Our hardware platform licenses with Sony and Nintendo provide that the manufacturer may change prices for the manufacturing of products. In addition, these agreements include other provisions such as approval rights of all products and related promotional materials that give the manufacturer substantial control over our costs and the release of new titles. Since each of the manufacturers is also a publisher of games for its own hardware platforms and manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. Our business and financial results could be materially harmed by unanticipated delays in the manufacturing and delivery of our products by Sony or Nintendo. In addition, our business and financial results could be materially harmed if Sony or Nintendo used their rights under these agreements to delay the manufacture or delivery of our products, limit the costs recoverable by us to manufacture software for their consoles, or elect to manufacture software themselves or use developers other than us.

IF OUR PRODUCTS CONTAIN DEFECTS, OUR BUSINESS COULD BE HARMED SIGNIFICANTLY.

    Software products as complex as the ones we publish may contain undetected errors when first introduced or when new versions are released. We cannot assure you that, despite extensive testing prior to release, errors will not be found in new products or releases after shipment, resulting in loss of or delay in market acceptance. This loss or delay could significantly harm our business and financial results.

INADEQUATE INTELLECTUAL PROPERTY PROTECTIONS COULD PREVENT US FROM ENFORCING OR DEFENDING OUR PROPRIETARY TECHNOLOGY.

    We regard our software as proprietary and rely on a combination of copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks. While we provide "shrinkwrap" license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

    Policing unauthorized use of our products is difficult, and software piracy can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing intellectual property rights of others may diminish. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY CLAIMS.

    As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Many of our products are highly realistic and feature materials that are based on real world examples, which may inadvertently infringe upon the intellectual property rights of others. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend.

    Intellectual property litigation or claims could force us to do one or more of the following:

    - Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

    - Obtain a license from the holder of the infringed intellectual property, which if available at all, may not be available on commercially favorable terms; or

    - Redesign our interactive entertainment software products, which could cause us to incur additional costs, delay introduction and possibly reduce commercial appeal of our products.

    Any of these actions may cause material harm to our business and financial results.

WE RELY ON INDEPENDENT THIRD PARTIES TO DEVELOP MANY OF OUR SOFTWARE PRODUCTS.

    We often rely on independent third party interactive entertainment software developers to develop many of our software products. Since we depend on these developers in the aggregate, we remain subject to the following risks:

    - Continuing strong demand for developers' resources, combined with recognition they receive in connection with their work, may cause developers who worked for us in the past to either work for our competitors in the future or to renegotiate our agreements with them on terms less favorable to us.

    - Limited financial resources and business expertise and inability to retain skilled personnel may force developers out of business prior to completing our products or require us to fund additional costs.

    Increased competition for skilled third party software developers also has compelled us to agree to make significant advance payments on royalties to game developers. If the products subject to these arrangements do not generate sufficient revenues to recover these royalty advances, we would have to write-off unrecovered portions of these payments, which could cause material harm to our business and financial results. In a few cases, we also agree to pay developers fixed per unit product royalties after royalty advances are fully recouped. To the extent that sales prices of products on which we have agreed to pay a fixed per unit royalty are marked down, our profitability could be adversely affected.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

    The interactive entertainment software industry is intensely competitive and new interactive entertainment software products and platforms are regularly introduced. Our competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than we have. Due to these greater resources, certain of our competitors can undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors of desirable motion picture, television, sports and character properties and pay more to third party software developers than we can. We believe that the main competitive factors in the interactive entertainment software industry include: product features; brand name recognition; compatibility of products with popular platforms; access to distribution channels; quality of products; ease of use; price; marketing support; and quality of customer service.

    We compete primarily with other publishers of personal computer and video game console interactive entertainment software. Significant third party software competitors currently include, among others: Acclaim
Entertainment, Inc.; Capcom Co. Ltd.; Eidos PLC; Electronic Arts Inc.; Infogrames SA; Konami Company Ltd.; Namco Ltd.; Sega Enterprises, Ltd.; Take-Two Interactive Software, Inc.; THQ Inc. and Vivendi Universal Publishing. In addition, integrated video game console hardware and software companies such as Sony Computer Entertainment, Nintendo Co. Ltd., and Microsoft Corporation compete directly with us in the development of software titles for their respective platforms.

    We also compete with other forms of entertainment and leisure activities. For example, we believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available time using interactive entertainment software and more using the Internet and online services.

WE MAY FACE DIFFICULTY OBTAINING ACCESS TO RETAIL SHELF SPACE NECESSARY TO MARKET AND SELL OUR PRODUCTS EFFECTIVELY.

    Retailers of our products typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer interactive entertainment software products for high quality retail shelf space and promotional support from retailers. To the extent that the number of products and platforms increases, competition for shelf space may intensify and may require us to increase the consideration we pay to vendors. Retailers with limited shelf space typically devote the most and highest quality shelf space to the best selling products. We cannot assure you that our new products will consistently achieve such "best seller" status. Due to increased competition for limited shelf space, retailers and distributors are in an increasingly better position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer's sale volume, and we cannot assure you that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support on acceptable terms. A prolonged failure in this regard may significantly harm our business and financial results.

OUR SALES MAY DECLINE SUBSTANTIALLY WITHOUT WARNING AND IN A BRIEF PERIOD OF TIME BECAUSE WE GENERALLY DO NOT HAVE LONG-TERM CONTRACTS FOR THE SALE OF OUR PRODUCTS.

    We currently sell our products directly through our own sales force to mass merchants, warehouse club stores, large computer and software specialty chains and through catalogs, as well as to a limited number of distributors, in the United States and Canada. Outside North America, we sell our products directly to retailers as well as third party distributors in certain territories. Our sales are made primarily on a purchase order basis without long-term agreements or other forms of commitments. The loss of, or significant reduction in sales to, any of our principal retail customers or distributors could significantly harm our business and financial results. Our two largest customers, Wal-Mart Stores, Inc. and Toys "R" Us, Inc., accounted for approximately 13% and 12%, respectively, of our worldwide net publishing revenues for fiscal 2001 (10% and 9%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 45% of our worldwide net publishing revenues for fiscal 2001 (34% of our consolidated net revenues). Our two largest customers, Wal-Mart and Toys "R" Us, accounted for approximately 13% and 9%, respectively, of our worldwide net publishing revenues for fiscal 2000 (9% and 6%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 37% of our worldwide net publishing revenues for fiscal 2000 (26% of our consolidated net revenues).

WE MAY PERMIT OUR CUSTOMERS TO RETURN OUR PRODUCTS AND TO RECEIVE PRICING CONCESSIONS WHICH COULD REDUCE OUR NET REVENUES AND RESULTS OF OPERATIONS.

    We are exposed to the risk of product returns and price protection with respect to our distributors and retailers. We may permit product returns from or grant price protection to our customers under certain conditions. Return policies allow distributors and retailers to return defective, shelf-worn and damaged products in accordance with terms granted. Price protection policies, when granted and applicable, allow customers a credit against amounts they owe us with respect to merchandise unsold by them. We provide price protection to a number of our customers to manage our customers' inventory levels in the distribution channel. We also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. Although we maintain a reserve for returns and price protection, and although we may place limits on product returns and price protection, we could be forced to accept substantial product returns and provide price protection to maintain our relationships with retailers and our access to distribution channels. Product returns and price protection that exceed our reserves could significantly harm our business and financial results.

WE MAY BE BURDENED WITH PAYMENT DEFAULTS AND UNCOLLECTIBLE ACCOUNTS IF OUR DISTRIBUTORS OR RETAILERS CANNOT HONOR THEIR CREDIT ARRANGEMENTS WITH US.

    Distributors and retailers in the interactive entertainment software industry have from time to time experienced significant fluctuations in their businesses, and a number of them have failed. The insolvency or business failure of any significant retailer or distributor of our products could materially harm our business and financial results. We typically make sales to most of our retailers and some distributors on unsecured credit, with terms that vary depending upon the customer and the nature of the product. Although we have insolvency risk insurance to protect against our customers' bankruptcy, insolvency or liquidation, this insurance contains a significant deductible and a co-payment obligation, and the policy does not cover all instances of non-payment. In addition, while we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could significantly harm our business and financial results.

WE MAY NOT BE ABLE TO MAINTAIN OUR DISTRIBUTION RELATIONSHIPS WITH KEY VENDORS.

    Our CD Contact, NBG and CentreSoft subsidiaries distribute interactive entertainment software products and provide related services in the Benelux territories, Germany and the United Kingdom, respectively, and, via export, in other European territories for a variety of entertainment software publishers, many of which are our competitors. These services are generally performed under limited term contracts. While we expect to use reasonable efforts to retain these vendors, we may not be successful in this regard. The cancellation or non-renewal of one or more of these contracts could significantly harm our business and financial results. Sony and Eidos products accounted for approximately 26% and 13%, respectively, of our worldwide net distribution revenues for fiscal 2001.

OUR INTERNATIONAL REVENUES MAY BE SUBJECT TO REGULATORY REQUIREMENTS AS WELL AS CURRENCY FLUCTUATIONS.

    Our international revenues have accounted for a significant portion of our total revenues. International sales and licensing accounted for 66%, 51% and 43% of our total net revenues in fiscal 1999, 2000 and 2001, respectively. We expect that international revenues will continue to account for a significant portion of our total revenues in the future. International sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales which are made in local currencies may fluctuate. Presently, we engage in limited currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, fluctuations in currency exchange rates may in the future have a material negative impact on revenues from international sales and licensing and thus our business and financial results.

OUR SOFTWARE MAY BE SUBJECT TO GOVERNMENTAL RESTRICTIONS OR RATING SYSTEMS.

    Legislation is periodically introduced at the local, state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content and advertising of interactive entertainment software. We believe that mandatory government-run rating systems eventually may be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries.

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    Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business. In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. While to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.

OUR SOFTWARE MAY BE SUBJECT TO LEGAL CLAIMS.

    Within the past two years, two lawsuits, LINDA SANDERS, ET AL. V. MEOW MEDIA, INC., ET AL., United States District Court for the District of Colorado, and JOE JAMES, ET AL. V. MEOW MEDIA, INC., ET AL., United States District Court for the Western District of Kentucky, Paducah Division, have been filed against numerous video game companies, including us, by the families of victims who were shot and killed by teenage gunmen. These lawsuits allege that the video game companies manufactured and/or supplied these teenagers with violent video games, teaching them how to use a gun and causing them to act out in a violent manner. While our general liability insurance carrier has agreed to defend us in these lawsuits, it is uncertain whether or not the insurance carrier would cover all or any amounts which we might be liable for if the lawsuits are not decided in our favor. If either of the lawsuits are decided against us and our insurance carrier does not cover the amounts we are liable for, it could have a material adverse effect on our business and financial results. It is possible that similar additional lawsuits may be filed in the future. Payment of significant claims by insurance carriers may make such insurance coverage materially more expensive or unavailable in the future, thereby exposing our business to additional risk.

WE MAY FACE LIMITATIONS ON OUR ABILITY TO INTEGRATE ADDITIONAL ACQUIRED BUSINESSES OR TO FIND SUITABLE ACQUISITION OPPORTUNITIES.

    We intend to pursue additional acquisitions of companies, properties and other assets that can be purchased or licensed on acceptable terms and which we believe can be operated or exploited profitably. Some of these transactions could be material in size and scope. While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. As the interactive entertainment software industry continues to consolidate, we face significant competition in seeking and consummating acquisition opportunities. We may not be able to consummate potential acquisitions or an acquisition may not enhance our business or may decrease rather than increase our earnings. In the future, we may issue additional shares of our common stock in connection with one or more acquisitions, which may dilute our existing stockholders. Future acquisitions could also divert substantial management time and result in short term reductions in earnings or special transaction or other charges. In addition, we cannot guarantee that we will be able to successfully integrate the businesses that we may acquire into our existing business. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions.

OUR SHAREHOLDER RIGHTS PLAN, CHARTER DOCUMENTS AND OTHER AGREEMENTS MAY MAKE IT MORE DIFFICULT TO ACQUIRE US WITHOUT THE APPROVAL OF OUR BOARD OF DIRECTORS.

    We have adopted a shareholder rights plan under which one right entitling the holder to purchase one one-hundredth of a share of our Series A Junior Preferred Stock at a price of $40 per share (subject to adjustment) under certain circumstances is attached to each outstanding share of common stock. Such shareholder rights plan makes an acquisition of control in a transaction not approved by our Board of Directors more difficult. Our Amended and Restated By-laws have advance notice provisions for nominations for election of nominees to the Board of Directors which may make it more difficult to acquire control of us. Our long-term incentive plans provide for acceleration of stock options following a change in control, which has the effect of making an acquisition of control more expensive. A change in control constitutes a default under our revolving credit facility. In addition, some of our officers have severance compensation agreements that provide for substantial cash payments and acceleration of other benefits in the event of a change in control. These agreements and arrangements may also inhibit a change in control and may have a negative effect on the market price of our common stock.

OUR STOCK PRICE IS HIGHLY VOLATILE.

    The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including:

    - Quarter to quarter variations in results of operations

    - Our announcements of new products

    - Our competitors' announcements of new products

    - Our product development or release schedule

    - General conditions in the computer, software, entertainment, media or electronics industries

    - Timing of the introduction of new platforms and delays in the actual release of new platforms

    - Changes in earnings estimates or buy/sell recommendations by analysts

    - Investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers

    - Other events or factors.

    In addition, the public stock markets experience extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE DO NOT PAY CASH DIVIDENDS ON OUR COMMON STOCK.

    We have not paid any cash dividends on our common stock and do not anticipate paying dividends in the near future. In addition, our revolving credit facility currently prohibits us from paying dividends on our common stock.

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         EARNINGS PER SHARE GIVING EFFECT TO NOVEMBER 2001 STOCK SPLIT

    On October 23, 2001, the Board of Directors authorized a three-for-two split effected in the form of a 50% stock dividend of our issued common shares. The split was payable on November 20, 2001 to shareholders of record as of November 6, 2001. The par value of our common stock was maintained at the pre-split amount of $.000001. Following is the earnings per share data (in thousands, except per share data) giving effect to the stock split.

                                                                                                      (UNAUDITED)
                                                                                                  NINE MONTHS ENDING
                                                       FISCAL YEAR ENDING MARCH 31,                  DECEMBER 31,
                                           ----------------------------------------------------   -------------------
                                             2001       2000       1999       1998       1997       2001       2000
                                           --------   --------   --------   --------   --------   --------   --------
Basic earnings (loss) per share..........    $0.55     $(0.92)     $0.43      $0.15      $0.24      $0.84      $0.54
Diluted earnings (loss) per share........    $0.50     $(0.92)     $0.41      $0.14      $0.23      $0.73      $0.50
Basic weighted average common
  shares outstanding.....................   37,298     37,037     34,292     33,057     31,442     49,254     36,611
Diluted weighted average common shares
  outstanding............................   41,100     37,037     35,898     34,364     32,475     56,635     43,325

                                USE OF PROCEEDS

    Except as otherwise described in the applicable prospectus supplement, the net proceeds from the sale of our common stock being offered pursuant to this prospectus will be added to our general funds and used for general corporate purposes, including, among other things, additions to working capital and financing of capital expenditures, joint ventures and/or strategic acquisitions.

                          DESCRIPTION OF CAPITAL STOCK

    We have 130,000,000 shares of authorized capital stock, $.000001 par value, consisting of 125,000,000 shares of common stock and 3,750,000 shares of serial preferred stock and 1,250,000 shares of Series A Junior Preferred Stock. As of May 28, 2002, 58,779,634 shares of common stock were outstanding. Our common stock is listed on the Nasdaq National Market under the symbol "ATVI."

    Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to such distributions as may be declared from time to time by our Board of Directors out of funds legally available. We have not paid, and have no current plans to pay, cash dividends on our common stock. We intend to retain all earnings for use in our business.

    Holders of common stock have no conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of holders of our common stock will be entitled to share ratably in our assets remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock.

    The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any outstanding shares of preferred stock. At present, no shares of preferred stock are outstanding. As of May 28, 2002, we had approximately 3,200 stockholders of record, excluding banks, brokers and depository companies that are stockholders of record for the account of beneficial owners.

    The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

                                    BUSINESS

GENERAL

    We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed and acquired a group of highly recognizable brands which we market to a growing variety of consumer demographics.

    Our products cover the action, adventure, extreme sports, racing, role playing, simulation and strategy game categories. We offer our products in versions which operate on the Sony PlayStation, Sony PlayStation 2, Nintendo 64, Nintendo GameCube and Microsoft Xbox console systems, the Nintendo Game Boy hand held devices, as well as on personal computers. Over the next few years, we plan to produce many titles for the recently released Sony PlayStation 2, Microsoft Xbox and Nintendo GameCube console systems and Game Boy Advance hand held device. Driven partly by the enhanced capabilities of the next generation of platforms, we believe that in the next few years there will be significant growth in the market for interactive entertainment software and we plan to leverage our skills and resources to extend our leading position in the industry.

    Our publishing business involves the development, marketing and sale of products, either directly, by license or through our affiliate label program with third party publishers. In addition to publishing, we maintain distribution operations in Europe that provide logistical and sales services to third party publishers of interactive entertainment software, our own publishing operations and manufacturers of interactive entertainment hardware.

INDUSTRY OVERVIEW

    The interactive entertainment software business involves the creation or acquisition of titles or intellectual property rights, the development of interactive software products based on these titles or rights, and the publication, marketing, merchandising, distribution and licensing of the resulting software products. The interactive entertainment software market principally consists of (i) software for use solely on dedicated hardware console systems, (ii) software for portable hand held devices and
(iii) software for use on personal computers.

    CONSOLES AND HAND HELD DEVICES. Game hardware has evolved significantly from the early products launched by the initial hardware developers, Nintendo and Sega, in the 1980's. The processing speed of the console systems has increased from "8-bit" in the 1980's to "128-bit" in next generation platforms. Technological developments in both chip processing speed and data storage has substantially increased opportunities for game developers to provide game players with many more capabilities such as improved speed of movement, richer content, more graphic images and improved sound effects.

    In addition, innovation in the market for hand held game devices has brought about many similar changes including capabilities for multi-player games, color screens and greater processing power within the games.

    The following table illustrates the evolution of the principal platforms of both console and hand held devices.

                                                                                  YEAR OF U.S.
MANUFACTURER                             PRODUCT NAME                             INTRODUCTION
------------                             ------------                             ------------
CONSOLE SYSTEMS
  Sega.................................  Genesis................................    1989
  Nintendo.............................  SNES...................................    1991
  Sega.................................  Saturn.................................    1995
  Sony.................................  PlayStation............................    1995
  Nintendo.............................  Nintendo 64............................    1996
  Sega.................................  Dreamcast..............................    1999
  Sony.................................  PlayStation 2..........................    2000
  Microsoft............................  Xbox...................................    2001
  Nintendo.............................  GameCube...............................    2001

HAND HELD DEVICES
  Nintendo.............................  Game Boy...............................    1989
  Nintendo.............................  Game Boy Color.........................    1998
  Nintendo.............................  Game Boy Advance.......................    2001

    PERSONAL COMPUTERS. Technological advancements in personal computers have been more continuous than for consoles and hand held devices. The introduction of faster microprocessors, graphics accelerator chips, greater capacity hard-drives, enhanced operating systems and increases in memory has facilitated the development of more cost-effective, graphically oriented and user-friendly personal computer software, including video games. As personal computers become more powerful, less expensive and easier to use, we expect their use for interactive entertainment to continue to expand.

    MARKET SIZE. The breadth of the interactive entertainment industry continually increases as a result of the large and growing installed base of video game console systems, advances in personal computers and expanding game-player demographics. According to THE NEXT GENERATION OF GAMING report dated April 2001 from International Data Corporation, or IDC, worldwide annual unit shipments of next generation, interactive entertainment console and hand held hardware are expected to grow from 39 million units in 2000 to 50 million units in 2004. IDC estimates the aggregate revenues from the sale of these products will be approximately $47 billion for the years 2000 to 2004. For those years, shipments specifically for the PlayStation 2, Microsoft Xbox, Nintendo GameCube and Nintendo Game Boy Advance are estimated by IDC to total approximately 64 million units, 44 million units, 34 million units and 69 million units, respectively.

    IDC also estimates that the United States market of next generation, console and hand held interactive entertainment software will grow from 110 million units and $3.7 billion in 2000 to 338 million units and $13.4 billion in 2004. The market for personal computer game software in the United States is estimated to grow from 82 million units and $2.6 billion in 2000 to 109 million units and $3.4 billion in 2004.

    INDUSTRY TRENDS. Principal trends influencing the current state of the industry include broadening demographics, continuing technological development, relationships between hardware and software producers and consolidation among software developers and publishers.

    While the primary groups that play video games are male teenagers and young adults, the demographic mix is rapidly expanding to include older adults and women. Interactive software products have increasingly become a mainstream entertainment choice for a maturing, technologically sophisticated audience. According to a survey by Interactive Digital Software Association, 57% of all Americans who play video games most frequently are over the age of 18 and 26% of Americans who play video games are female. Interactive Digital Software Association estimates that the household penetration rate for video game consoles in the United States is approximately 35% and is expected to increase.

    We believe certain other technological innovations such as the ability to play DVDs and compact discs on certain console platforms and reverse compatibility, which allows users to play prior generation games on selected next generation platforms, will broaden the appeal of video game systems. In addition to the technological developments of the next generation hardware platforms, advances in communications and other technologies will accelerate development of online interactive games including use of broadband capabilities and wireless game devices.

    As a result of these rapid technological and demographic shifts, competition among platform makers is intense. While Sony, Nintendo and Microsoft produce their own software, they also contract with publishers such as us to develop new software in order to ensure a steady flow of high quality products. In addition, they commit significant marketing funds to the industry and provide support to publishers with which they have contracted to develop software to stimulate greater consumer acceptance and penetration of their hardware.

    There has been significant consolidation among developers and publishers of interactive entertainment software products in recent years. This has been driven principally by increasing product development costs, the potential for economies of scale in the industry and the need to develop an international presence. The increasing cost of developing products for new generation hardware platforms requires the support of organizations with better access to capital and broader management capabilities. Further, companies have leveraged their development, publishing and distribution resources across a larger number of titles to generate and sustain greater operating profits. Acquisitions have also helped companies gain access to international markets. We believe the trend for consolidation will continue.

STRATEGY

    Our objective is to be a worldwide leader in the development, publishing and distribution of quality interactive entertainment software products that deliver a highly satisfying consumer entertainment experience. Our strategy includes the following elements:

    CREATE AND MAINTAIN DIVERSITY IN PRODUCT MIX, PLATFORMS AND MARKETS. We believe that maintaining a diversified mix of products can reduce our operating risks and enhance profitability. Therefore, we develop and publish products spanning a wide range of product categories, including action, adventure, extreme sports, racing, role playing, simulation and strategy, and products designed for target audiences ranging from game enthusiasts and children to mass market consumers and "value priced" buyers. We develop, publish and distribute products that operate on Sony PlayStation and PlayStation 2, Nintendo 64, Nintendo GameCube and Microsoft Xbox console systems, Nintendo Game Boy hand held devices and the personal computer. We typically release our console products for use on multiple platforms in order to reduce the risks associated with any single platform, leverage our costs over a larger installed base and increase unit sales.

    CREATE, ACQUIRE AND MAINTAIN STRONG BRANDS. We focus development and publishing activities principally on products that are, or have the potential to become, franchise properties with sustainable consumer appeal and brand recognition. These products can thereby serve as the basis for sequels, prequels and related new products that can be released over an extended period of time. We believe that the publishing and distribution of products based in large part on franchise properties enhances predictability of revenues and the probability of high unit volume sales and operating profits. We have entered into a series of strategic relationships with the owners of intellectual property pursuant to which we have acquired the rights to publish products based on franchises such as Star Trek, various Disney films such as Toy Story 2 and Marvel Comics' properties such as Spider-Man, X-Men, Blade,

Iron Man and Fantastic Four. We have also capitalized on the success of our Tony Hawk's Pro Skater products to sign long-term agreements, many of which are exclusive, with numerous other extreme sports athletes including superstars Mat Hoffman in BMX pro biking, Kelly Slater in pro surfing, Shaun Palmer in snowboarding, Shaun Murray in wakeboarding and Travis Pastrana in pro motorcross biking.

    ENFORCE DISCIPLINED PRODUCT SELECTION AND DEVELOPMENT PROCESSES. The success of our publishing business depends, in significant part, on our ability to develop games that will generate high unit volume sales and that can be completed up to our high quality standards. Our publishing units have implemented a formal control process for the selection, development, production and quality assurance of our products. We apply this process, which we refer to as the "Greenlight Process," to products under development with external, as well as internal resources. The Greenlight Process includes in-depth reviews of each project at five intervals during the development process by a team that includes several of our highest ranking operating managers and coordination between our sales and marketing personnel and development staff at each step in the process.

    We develop our products using a strategic combination of our internal development resources and external development resources acting under contract with us, some of whom are independent and some of whom we have a capital investment. We typically select our external developers based on their track record and expertise in producing products in the same category. One developer will often produce the same game for multiple platforms and will produce sequels to the original game. We believe that this selection process allows us to strengthen and leverage the particular expertise of our internal and external development resources.

    CONTINUE TO IMPROVE PROFITABILITY. We are continually striving to reduce our risk and increase our operating leverage and efficiency with the goal of increased profitability. We believe the key factor affecting our profitability will be the success rate of our product releases. Therefore, our product selection and development process includes, as a significant component, periodic evaluations of the expected commercial success of products under development. Through this process, titles that we determine to be less promising are either discontinued before we incur additional development costs, or if necessary, corrections can be made in the development process. In addition, our focus on cross platform releases and branded products will, we believe, contribute to this strategic goal.

    In order to further our emphasis on improved profitability, we have implemented a number of operational initiatives. We have significantly increased our product development capabilities by allocating a larger portion of our product development investments to experienced independent development companies working under contract with us, thereby taking advantage of specialized third party developers without incurring the fixed overhead obligations associated with increased internally employed staff. Our sales and marketing operations work with our studio resources to increase the visibility of new product launches and to coordinate timing and promotion of product releases. Our finance and administration and sales and marketing personnel work together to improve inventory management and receivables collections. We have broadly instituted objective-based reward programs that provide incentives to management and staff throughout the organization to produce results that meet our financial objectives.

    GROW THROUGH CONTINUED STRATEGIC ACQUISITIONS AND ALLIANCES. The interactive entertainment industry is consolidating, and we believe that success in this industry will be driven in part by the ability to take advantage of scale. Specifically, smaller companies are more capital constrained, enjoy less predictability of revenues and cash flow, lack product diversity and must spread fixed costs over a smaller revenue base. Several industry leaders are emerging that combine the entrepreneurial and creative spirit of the industry with professional management, the ability to access the capital markets and the ability to maintain favorable relationships with strategic developers, property owners and retailers. Through thirteen completed acquisitions since 1997, we believe that we have successfully diversified our operations, our channels of distribution, our development talent pool and our library of titles, and have emerged as one of the industry's leaders. We intend to continue to expand our resources through acquisitions, strategic relationships and key license transactions. We expect to focus our acquisition strategy on increasing our development capacity through the acquisition of or investment in selected experienced development firms, and expanding our intellectual property library through licenses and strategic relationships with intellectual property owners.

PRODUCTS

    We historically have been best known for our action, adventure, strategy and simulation products. With the successful introduction of our series of Tony Hawk's Pro Skater products, we have also become the leader in the extreme sports category. We have also established ourself as a leader in the "value priced" software publishing business with such products as Cabela's Big Game Hunter series and Ski Resort Tycoon. Products published by us in this category are generally developed by third parties, often under contract with us, and are marketed under the Activision Value Publishing and Head Games names. Value priced software is typically less sophisticated and complex, both in terms of the development process and consumer ease of use. We also publish products in other categories such as leisure and role playing, and we may in the future expand our product offerings into new categories.

    HARDWARE LICENSES. Our products currently are being developed or published primarily for Sony PlayStation and PlayStation 2, Nintendo 64 and GameCube and Microsoft Xbox console systems and Nintendo Game Boy hand held devices. In order to maintain general access to the console systems marketplace, we have obtained licenses for PlayStation, PlayStation 2, Nintendo 64, Nintendo GameCube and Microsoft Xbox console systems and Game Boy hand held devices. Each license allows us to create one or more products for the applicable system, subject to certain approval rights as to quality which are reserved by each licensor. Each license also requires that we pay the licensor a per unit license fee for each unit manufactured. In contrast, we currently are not required to obtain any license for the development and production of products for personal computers.

    INTELLECTUAL PROPERTY RIGHTS. Our current and planned releases are based on intellectual property and other character or story rights licensed from third parties, as well as a combination of characters, worlds and concepts derived from our extensive library of titles, and original characters and concepts OWNED and created by us. In publishing products based on licensed intellectual property rights, we generally seek to capitalize on the name recognition, marketing efforts and goodwill associated with the underlying property.

    In acquiring intellectual property rights from third parties, we seek to obtain rights to publish titles across a variety of platforms, to include the ability to produce multiple titles and to retain rights over an extended period of time. In past years, we have been able to enter into a series of long-term or multi-product agreements with owners of intellectual properties that are well known throughout the world, and to create products based on these recognizable characters, story lines or concepts. These agreements typically provide us with exclusive publishing rights for a specific period of time, generally between three and six years, and in some cases for specified platforms. For example, we have entered into a series of license agreements with Marvel Characters Inc. granting to us the rights to develop and produce games based on the Spider-Man, X-Men, Blade, Iron Man and Fantastic Four comic book characters. The agreements allow us to develop and publish any number of products on any or all platforms over a five to six year period. To date, we have released eleven titles under this license on the PlayStation and Nintendo 64 console systems and Game Boy Color hand held device. Five of these eleven titles have achieved the status of top ten sellers in their category and platform. We have also entered into a license agreement with Fox Interactive granting to us the rights to develop and produce games based on Steven Spielberg's upcoming sci-fi film "Minority Report," starring Tom Cruise, which is scheduled for release in summer 2002. The agreement allows us to develop, publish and distribute worldwide a title based on the movie on any or all platforms over a five year period. We have also entered into other license agreements, with such companies as Disney Interactive and Lucas Arts, that are more limited in scope and duration.

    We intend to expand our relationships with these intellectual property owners and to enter into agreements with other intellectual property owners for other recognizable characters, story lines and concepts. We may not, however, be able to maintain or expand our existing relationships or to seek out and sustain new long-term relationships of similar caliber in the future.

    In addition to licenses based on existing intellectual property rights, we acquire the right to base titles on individual sports and other celebrities. In November 1998, we recognized the potential growth of extreme sports as popular entertainment and licensed the rights to the name and likeness of Tony Hawk for a series of skateboarding personal computer and console products. We contracted with Neversoft, a premier outside developer, which operated under our control and which we subsequently acquired, to produce the product on selected platforms. Our initial release, Tony Hawk's Pro Skater, has sold over
6.0 million units through April 30, 2002 on prior generation platforms and the PC, which made it one of the highest selling titles in PlayStation history. We have since released the sequels, Tony Hawk's Pro Skater 2 and Tony Hawk's Pro Skater 3. Tony Hawk-based products have been released on Sony PlayStation, Sony Play Station 2, Microsoft Xbox, Nintendo 64, Nintendo GameCube and Dreamcast console systems, Game Boy Color and Game Boy Advance hand held devices and personal computers. In total, under our Tony Hawk brand, we have sold over
18.8 million units, as of April 30, 2002. Based on the success of the Tony Hawk product releases, we have created an extreme sports product line marketed under the "Activision O(2)" brand, and we have entered into licenses with Mat Hoffman (pro BMX biking), Kelly Slater (pro surfing), Shaun Palmer (pro snowboarding), Shaun Murray (pro wakeboarding) and Travis Pastrana (pro motorcross biking) for their names and likenesses in connection with products based on their particular sports of expertise.

PRODUCT DEVELOPMENT AND SUPPORT

    We use a strategic mix of internal and external resources to develop our products. In addition to product developers we own entirely or control, we consider production developers in which we have a significant minority equity investment and those with which we have long-term agreements to develop multiple titles or sequels to be part of our internal product development effort. We currently have under contract approximately 40 third party developers, some of which we have worked with regularly for over five years. All our product development efforts are managed under our "Greenlight Process," a formal management control process for the selection, development and quality assurance of our products.

    We develop and produce titles using a model in which a core group of creative, production and technical professionals, in cooperation with our marketing and finance departments, have overall responsibility for the entire development and production process and for the supervision and coordination of internal and external resources. This team assembles the necessary creative elements to complete a title using, where appropriate, outside programmers, artists, animators, scriptwriters, musicians and songwriters, sound effects and special effects experts, and sound and video studios. We believe that this model allows us to supplement internal expertise with top quality external resources on an as needed basis.

    In addition, we often seek out and engage independent third party developers to create products on our behalf. Such products are usually owned by us and we have unlimited rights to commercially exploit these products. We typically select these independent third party developers based on their expertise in developing products in a specific category and use the same developer to produce the same game for multiple platforms. Each of our third party developers is under contract with us for specific or multiple titles. From time to time, we also license or acquire software products independently created by third party developers and brought to us for publishing and/or distribution. In such cases, the agreements with such developers provide us with exclusive publishing and/or distribution rights for a specific period of time, often for specified platforms and territories. In either case, we also often have the ability to publish and/or distribute sequels, conversions, enhancements and add-ons to the product initially being produced by the independent developer and frequently have the right to engage the services of the original developer in regards to such products.

    In consideration for the services provided by independent third party developers, the developer receives a royalty generally based on net sales of the product that it has developed. Typically, the developer also receives an advance, which is recoupable by us from the royalties otherwise required to be paid to the developer. The advance generally is paid in stages with the payment of each stage tied to the completion of a detailed performance milestone. Working with independent developers allows us to reduce our fixed development costs, share development risks with another company, take advantage of third party developers' expertise in connection with certain categories of products or certain platforms and gain access to proprietary development technologies.

    From time to time, we may make an investment and hold a minority equity interest in a third party developer in connection with entertainment software products to be developed by such developer for us, which we believe helps to create a closer relationship between us and the developer. We have a minority interest in Pandemic Studios, Raster Productions and Infinity Ward. There can be no assurance that we will realize long term benefits from such type of investments or that we will continue to carry such investments at their current value.

"GREENLIGHT PROCESS"

    We have adopted and implemented a rigorous procedure for the selection, development, production and quality assurance of our internally and externally produced entertainment software titles. The process, entitled the "Greenlight Process," involves five phases throughout the pre-development, development and production phases of the title, each of which includes a number of specific performance milestones. The five phases of our "Greenlight Process" are the concept phase, assessment phase, prototype phase, first playable phase and alpha phase. This procedure is designed to enable us to manage and control production and development budgets and timetables, to identify and address production and technical issues at the earliest opportunity, and to coordinate marketing and quality control strategies throughout the production and development phases, all in an environment that fosters creativity. Checks and balances are intended to be provided through the structured interaction of the project team with our creative, technical, marketing and quality assurance/customer support personnel, as well as the legal, accounting and finance departments.

PRODUCT SUPPORT

    We provide various forms of product support to both our internally and externally developed titles. Our quality assurance personnel are involved throughout the development and production processes for each title published by us. All such products are subjected to extensive testing before release in order to ensure compatibility with the widest possible array of hardware configurations and to minimize the number of bugs and other defects found in the products. To support our products after release, we provide online access to our customers on a 24-hour basis as well as operator help lines during regular business hours. The customer support group tracks customer inquiries and this data is used to help improve the development and production processes.

PUBLISHING ACTIVITIES

MARKETING

    Our marketing efforts include online activities (such as the creation of World Wide Web pages to promote specific titles), public relations, print and broadcast advertising, coordinated in-store and industry promotions including merchandising and point of purchase displays, participation in cooperative advertising programs, direct response vehicles, and product sampling through demonstration software distributed through the Internet or on compact discs. From time to time, we also receive marketing support from hardware manufacturers and retailers in connection with their own promotional efforts. In addition, our products contain software that enables customers to "electronically register" their purchases with us online.

    We believe that certain of our franchise properties have loyal and devoted audiences who purchase our sequels as a result of dedication to the property and satisfaction from previous product purchases. Marketing of these sequels is therefore directed both toward the established market as well as broader audiences. In addition, in marketing titles based on licensed properties, we believe that we derive benefits from the marketing and promotional activities of the property owners.

SALES AND DISTRIBUTION

    DOMESTIC. Our products are available for sale or rental in thousands of retail outlets domestically. Our domestic customers include Babbages, Best Buy, CompUSA, Computer City, Electronic Boutique, K-Mart, Target, Toys "R" Us and Wal-Mart. Our two largest customers, Wal-Mart and Toys "R" Us, accounted for approximately 13% and 12%, respectively, of our worldwide net publishing revenues for fiscal 2001 (10% and 9%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 45% of our worldwide net publishing revenues for fiscal 2001 (34% of our consolidated net revenues). Our two largest customers, Wal-Mart and Toys "R" Us, accounted for approximately 13% and 9%, respectively, of our worldwide net publishing revenues for fiscal 2000 (9% and 6%, respectively, of our consolidated net revenues). Our five largest retailers, including Wal-Mart and Toys "R" Us, accounted for approximately 37% of our worldwide net publishing revenues for fiscal 2000 (26% of our consolidated net revenues).

    In the United States, our products are sold primarily on a direct basis to major computer and software retailing organizations, mass market retailers, consumer electronic stores and discount warehouses and mail order companies. We believe that a direct relationship with retail accounts results in more effective inventory management, merchandising and communications than would be possible through indirect relationships. We have implemented electronic data interchange linkages with many of our retailers to facilitate the placing and shipping of orders. We seek to continue to increase the number of retail outlets reached directly through our internal sales force. We sell our products to distributors, such as Ingram Entertainment, for distribution to independent channels.

    INTERNATIONAL. We conduct our international publishing activities through offices in the United Kingdom, Germany, France, Sweden, Canada, Australia and Japan. We seek to maximize our worldwide revenues and profits by releasing high quality foreign language releases concurrently with the English language releases, whenever practicable, and by continuing to expand the number of direct selling relationships we maintain with key retailers in major territories. We sell directly to large retailers and retail chains in the United Kingdom and Europe. We also sell through third party distributors in these territories and throughout the world.

    AFFILIATE LABELS. In addition to our own products, we distribute interactive entertainment products that are developed and marketed by other third party publishers through our "affiliate label" programs in North America and Europe. The distribution of other publishers' products allows us to INCREASE the efficiencies of our sales force and provides us with the ability to better ensure adequate shelf presence at retail stores for all of the products that we distribute. We also mitigate the risk associated with a particular title or titles published by us failing to achieve expectations. Services provided by us under our affiliate label program include order solicitation, in-store marketing, logistics and order fulfillment, sales channel management, as well as other accounting and general administrative functions. Our affiliate label partners currently include Lucas Arts and Encore Entertainment. Each affiliate label relationship is unique and may pertain only to distribution in certain geographic territories such as the United States or Europe and may be further limited only to specific titles or titles for specific platforms.

DISTRIBUTION

    We distribute interactive entertainment hardware and software products in Europe through our European distribution subsidiaries, CentreSoft in the United Kingdom, NBG in Germany and CD Contact in the Benelux territories. These subsidiaries act as wholesalers in the distribution of products and also provide packaging, logistical and sales services and, in some cases, product localization for certain vendors. They provide services to our publishing operations and to various third party publishers, including Sony and Eidos. CentreSoft is Sony's exclusive distributor of PlayStation products to the independent channel in the United Kingdom. In the fiscal year ended March 31, 2001, sales for Sony and Eidos accounted for approximately 26% and 13%, respectively, of our worldwide net distribution revenues.

    We acquired CentreSoft and NBG in 1997 and CD Contact in 1998. We entered into the distribution business to obtain distribution capacity in Europe for our own products, while at the same time supporting the distribution infrastructure with third party sales, and in order to diversify our operations into the European market. CentreSoft and our other distribution subsidiaries operate in accordance with strict confidentiality procedures in order to provide independent services to various third party publishers.

ONLINE, BROADBAND AND WIRELESS TECHNOLOGIES

    We believe that there will be opportunities for further exploitation of titles through the Internet, online services, hand held and other wireless devices and dedicated Internet online gaming services as platform standards evolve and become more accepted. We are actively exploring the establishment of online game playing opportunities and Internet and wireless services as a method for realizing additional revenue from our products and as an additional platform for our products. We also plan to develop online components for products developed for next generation consoles that support online play. Many of our products released for the personal computer contain multi-player gaming capabilities. We have engaged a third party developer to develop an online version of a Tony Hawk game and are currently in the process of negotiations with third parties to host this product on their web sites. We have licensed rights to various text-based computer games in our library to Nokia for hand held wireless devices, and we have licensed certain rights to Star Trek characters to a company called Digital Bridges for wireless application. We believe that many of our other properties may have the potential to be exploited as wireless and online technologies evolve.

MANUFACTURING

    We prepare a set of master program copies, documentation and packaging materials for our products for each respective hardware platform on which the product will be released. Except for products for use on the Sony and Nintendo systems, our disk duplication, packaging, printing, manufacturing, warehousing, assembly and shipping are performed by third party subcontractors.

    In order to maintain protection over their hardware technologies, Sony and Nintendo generally specify or control the manufacturing and assembly of finished products. We deliver the master materials to the licensor or its approved replicator, which then manufactures finished goods and delivers them to us for distribution under our label. At the time our product unit orders are filled by the manufacturer, we become responsible for the costs of manufacturing and the applicable per unit royalty on such units, even if the units do not ultimately sell.

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    To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our products or material returns due to product defects.

COMPETITION

    The interactive entertainment industry is intensely competitive and is in the process of substantial consolidation. The availability of significant financial resources has become a major competitive factor in this industry primarily as a result of the escalating development, acquisition, production and marketing budgets required to publish quality titles. In addition, competitors with large product lines and popular titles typically have greater leverage with retailers, distributors and other customers who may be willing to promote titles with less consumer appeal in return for access to such competitor's most popular titles.

EMPLOYEES

    As of May 21, 2002, we had 1,102 employees, including 529 in product development, 101 in North American publishing, 90 in international publishing, 106 in operations, corporate finance and administration, and 276 in European distribution activities.

    As of May 21, 2002, approximately 170 of our full-time employees were subject to term employment agreements with us. These agreements generally commit such employees to employment terms of between one and three years from the commencement of their respective agreements. Most of the employees subject to such agreements are our executives or members of the product development, sales or marketing divisions. These individuals perform services for us as executives, directors, producers, associate producers, computer programmers, game designers, sales directors and marketing product managers. The execution by us of employment agreements with such employees, in our experience, significantly reduces our turnover during the development and production of our entertainment software products and allows us to plan more effectively for future business activities.

    None of our employees are subject to a collective bargaining agreement, and we have not experienced any labor-related work stoppages.

INCORPORATION

    We were originally incorporated in California in 1979. In December 1992, we reincorporated in Delaware. In June 2000, we reorganized into a holding company organizational structure.

                              PLAN OF DISTRIBUTION

    GENERAL. We may sell the shares of common stock offered hereby directly to one or more purchasers, through agents on our behalf, or through underwriters or dealers designated by us from time to time. We may distribute the shares of common stock from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

    - the name or names of any underwriters, if any;

    - the purchase price of the shares of common stock;

    - the proceeds we will receive from the sale;

    - any underwriting discounts and other items constituting underwriters' compensation; and

    - any discounts or concessions allowed or reallowed or paid to dealers.

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    Only underwriters named in the prospectus supplement, if any, are underwriters of the securities offered with the prospectus supplement.

    SALES DIRECTLY TO PURCHASERS. We may enter into agreements directly with one or more purchasers. Such agreements may provide for the sale of our common stock at a fixed price, based on the market price of the common stock or otherwise. Alternatively, such agreements may provide for the sale of common stock over a period of time by means of draw downs at our election which the purchaser would be obligated to accept under specified conditions. Under this form of agreement, we may sell common stock at a per share price which is discounted from the market price. Such agreements also may provide for sales of common stock based on combinations of or variations from these methods.

    USE OF UNDERWRITERS AND AGENTS. If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the shares of common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of common stock offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

    We may sell shares of common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of our common stock and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment. We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

    DEEMED UNDERWRITERS. In connection with the sale of the securities offered with this prospectus, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Anyone deemed to be an underwriter under the Securities Act may be subject to statutory liabilities, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act.

    INDEMNIFICATION AND OTHER RELATIONSHIPS. We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities.

    Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

                                 LEGAL MATTERS

    The validity of the shares offered by this prospectus will be passed upon by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104. Kenneth L. Henderson, one of our directors, is a managing partner of Robinson Silverman. In addition, Robinson Silverman owns approximately 14,250 shares of our common stock.

                                       24
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                                    EXPERTS

    Our consolidated financial statements as of March 31, 2000, and for each of the years in the two-year period ended March 31, 2000, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements as of and for the year ended March 31, 2001 have been incorporated by reference herein in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, incorporated by reference herein, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy such material at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. You can also find our SEC filings at the SEC's web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    - Our Annual Report on Form 10-K for the fiscal year ended March 31, 2001;

    - Our Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2001, September 30, 2001 and December 31, 2001;

    - Our Current Reports on Form 8-K dated July 11, 2001, July 31, 2001, October 4, 2001, January 18, 2002, May 22, 2002 and June 4, 2002;

    - Our Proxy Statement on Schedule 14A for the 2001 Annual Meeting of the Stockholders, filed on July 30, 2001;

    - The description of our common stock and the rights associated with our common stock contained in our Registration Statement on Form S-3, Registration No. 333-46425, and our Registration Statement on Form 8-A, File No. 001-15839, filed on April 19, 2000.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                Activision, Inc.
                           3100 Ocean Park Boulevard
                         Santa Monica, California 90405
                                 (310) 255-2000
                            Attn: Investor Relations

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                                7,500,000 Shares

                                     [LOGO]

                                  Common Stock

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                             PROSPECTUS SUPPLEMENT

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                              GOLDMAN, SACHS & CO.

                                  June 4, 2002

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